Sector 5, Inc.

July 16, 2012

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Sector 5, Inc. Amendment No. 2 to Form S-1 File No. 333-181742

Dear Mr. Reynolds:

Sector 5, Inc. submits this letter to you in response to your letter of July 13, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

The Offering

1.	We note your revisions in response to prior comment 5. Please further revise to clarify the references to “other parties hereto” in your revised disclosure on page 7.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the referenced disclosure in “The Offering” section of the filing and removed the word “other” and changed “hereto” to “thereto”.  We have made this clarification everywhere appropriate in the section.

COMMENT:

The Offering

2.
Please refer to prior comment 14.  We note that section 2.2 of the escrow agreement states that the escrow agreement will terminate on the date set forth on the Information Sheet.  However, the Information Sheet does not include a termination date or state that it will be the day 180 days after effectiveness, or 360 days in the event of an extension.  Please revise or advise.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we included in the Information Sheet of the Escrow Agreement a termination date.  We have provided below the statement as it now appears in the Information sheet.

8.	Termination Date The Escrow Agreement will terminate 180 days after effectiveness or 360 days in the event of an extension.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Jeannie Bacal

Jeannie Bacal